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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
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                              AMENDMENT NO. 1*
                                     to
                               SCHEDULE 14D-9

                   SOLICITATION/RECOMMENDATION STATEMENT
                        Pursuant to Section 14(d)(4)
                   of the Securities Exchange Act of 1934
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                                CONRAIL INC.

                         (Name of Subject Company)
                    ------------------------------------

                                CONRAIL INC.

                    (Name of Person(s) Filing Statement)
                    ------------------------------------

                  Common Stock, par value $1.00 per share
          (including the associated Common Stock Purchase Rights)
                       (Title of Class of Securities)

                                208368 10 0
                   (CUSIP Number of Class of Securities)
                    ------------------------------------

    Series A ESOP Convertible Junior Preferred Stock, without par value
          (including the associated Common Stock Purchase Rights)
                       (Title of Class of Securities)

                                    N/A
                   (CUSIP Number of Class of Securities)
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                             James D. McGeehan
                            Corporate Secretary
                                Conrail Inc.
                             2001 Market Street
                            Two Commerce Square
                      Philadelphia, Pennsylvania 19101
                               (215) 209-4000

    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                              With a copy to:

                          Robert A. Kindler, Esq.
                          Cravath, Swaine & Moore
                              Worldwide Plaza
                             825 Eighth Avenue
                          New York, New York 10019
                               (212) 474-1000


* Constituting the final amendment to this Schedule 14D-9.


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


                                INTRODUCTION

     Conrail Inc. ("Conrail") hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9, originally filed on February 25, 1997 (as amended, the "Norfolk Schedule 14D-9"), with respect to an offer by Atlantic Acquisition Corporation, a Pennsylvania corporation ("Atlantic") and a wholly owned subsidiary of Norfolk Southern Corporation, a Virginia corporation ("Norfolk"), to purchase all the issued and outstanding Shares of Conrail. Capitalized terms not defined herein have the meanings assigned thereto in the Norfolk Schedule 14D-9.


Item 8.  Additional Information to be Furnished.

     Item 8 of the Norfolk Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

     On April 8, 1997, CSX and Norfolk entered into a letter agreement, pursuant to which, among other things, Norfolk shall have terminated the Norfolk Offer. A copy of such amendment has been filed as Exhibit (c)(4), is incorporated by reference herein and the foregoing summary description is qualified in its entirety by reference to such Exhibit.

     In connection with the foregoing, on April 8, 1997, Conrail, CSX and Purchaser entered into the Fourth Amendment to the Merger Agreement, pursuant to which, among other things, Norfolk shall be added as a co-bidder to the CSX Offer and a co-acquiror pursuant to the Merger. A copy of such amendment has been filed as Exhibit (c)(5), is incorporated by reference herein and the foregoing summary description is qualified in its entirety by reference to such Exhibit.

     On April 9, 1997, Norfolk filed an amendment to its Tender Offer Statement on Schedule 14D-1 terminating the Norfolk Offer.


Item 9.  Materials to be filed as Exhibits.

     Item 9 of the Norfolk Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

     (c)(4) Letter Agreement between CSX and Norfolk, dated as of April 8, 1997 (incorporated by reference to Exhibit (c)(14) to CSX's Tender
              Offer Statement on Schedule 14D-1 dated
              December 6, 1996, as amended (the "CSX
              14D-1")).
     (c)(5)   Fourth Amendment to the Agreement and Plan of
              Merger, dated as of April 8, 1997, among CSX,
              Purchaser and Conrail (incorporated by
              reference to Exhibit (c)(15) of the CSX
              14D-1).

                                 SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  CONRAIL INC.



                                  By /s/ John A. McKelvey
                                     ------------------------------
                                     Name:  John A. McKelvey
                                     Title: Senior Vice President--
                                            Finance


Dated as of April 10, 1997


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                               EXHIBIT INDEX


Exhibit                        Description                  Page No.
-------                        -----------                  --------

*(a)(1)     Letter to shareholders of Conrail dated
            February 25, 1997..............................
 (b)        Not applicable.................................
*(c)(1)     Pages 4-5 and 9-14 of Conrail's Proxy
            Statement dated April 3, 1996 (incorporated
            by reference to Exhibit (c)(7) to the
            Solicitation/Recommendation Statement on
            Schedule 14D-9 of Conrail Inc. dated
            October 16, 1996, as amended (the "First CSX
            14D-9")).......................................
*(c)(2)     Employment Agreement of Mr. David M. LeVan
            dated as of October 14, 1996 (incorporated
            by reference to Exhibit (c)(5) to the First
            CSX 14D-9).....................................
*(c)(3)     Change of Control Agreement of Mr. David M.
            LeVan dated as of October 14, 1996
            (incorporated by reference to Exhibit (c)(6)
            to the First CSX 14D-9)........................
 (c)(4)     Letter Agreement between CSX and Norfolk,
            dated as of April 8, 1997 (incorporated by
            reference to Exhibit (c)(14) to CSX's Tender
            Offer Statement on Schedule 14D-1 dated
            December 6, 1996, as amended (the "CSX
            14D-1")).......................................
 (c)(5)     Fourth Amendment to the Agreement and Plan
            of Merger, dated as of April 8, 1997, among
            CSX, Purchaser and Conrail (incorporated by
            reference to Exhibit (c)(15) of the CSX
            14D-1).........................................

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*    Previously filed.